DUN & BRADSTREET HOLDINGS, INC.

103 John F. Kennedy Parkway

Short Hills, New Jersey 07078

June 26, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561
Attn: Jennifer López-Molina

Re:	Dun & Bradstreet Holdings, Inc.

Registration Statement on Form S-1

(File No. 333-239050)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-239050) (as amended, the “Registration Statement”), of Dun & Bradstreet Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on June 29, 2020 or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971 or Barbra Broudy at (212) 310-8744, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Dun & Bradstreet Holdings, Inc.

By:	/s/ Joe A. Reinhardt
	Name:	Joe A. Reinhardt III
	Title:	Chief Legal Officer

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